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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CRI M&A Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
FEB 28 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7035 Halcyon Park Drive
(No. and Street)

Montgomery	AL	36117
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joel Sikes	334-467-1092	joel@crimaa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

GreerWalker LLP
(Name – if individual, state last, first, and middle name)

15 South Main St., Suite 800	Greenville	SC	29601
(Address)	(City)	(State)	(Zip Code)

06/07/2005	2324
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, William H. Carr, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CRI M&A Advisors, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

AMY ELIZABETH NALLY
Notary Public
Alabama State at Large
My Commission Expires Nov 28, 2027

Amy Elizabeth Nally
Notary Public

Signature: [signature]

Title:
Managing Member

SEC Mail Processing
FEB 28 2025
Washington, DC

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CRI M&A Advisors, LLC
Table of Contents
December 31, 2024

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of CRI M&A Advisors, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CRI M&A Advisors, LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2024 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditors since 2022.

GreerWalker

Certified Public Accountants
February 27, 2025
Greenville, SC

GreerWalker LLP | GreerWalker Corporate Finance LLC | greerwalker.com
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

CRI M&A Advisors, LLC
Statement of Financial Condition

December 31,		2024
Assets		
Current Assets		
Cash and cash eqivalents	$	1,196,424
Accounts receivable		25,000
Security deposits		6,148
Total current assets		1,227,572
Fixed Assets		
Furniture and equipment		37,281
Accumulated depreciation		(25,332)
Total fixed assets		11,949
Other Assets		
Operating lease right-of-use assets, net		4,839
Total assets	$	1,244,360
Liabilities		
Current Liabilities		
Accounts payable	$	15,060
Accrued liabilities		4,574
Operating lease liabilities		6,069
Due to related company		173,104
Deferred revenue		22,917
Total current liabilities		221,724
Total liabilities		221,724
Member's Equity		1,022,636
Total liabilities and member's equity	$	1,244,360

See notes to financial statements.

[redacted]

CRI M&A Advisors, LLC
Statement of Operations

Year ended December 31,	**2024**
Revenues	
Investment banking	$ 2,088,333
Expenses	
Advertising and marketing	54,371
Computer expense	86,710
Consulting fees	18,872
Depreciation	4,560
Dues and subscriptions	1,282
Insurance	3,326
Meals and entertainment	10,452
Office supplies	8,187
Other expenses	24,118
Professional fees	22,658
Rent	68,200
Repairs and maintenance	9,381
Retirement expense	13,133
Salaries and employee benefits	693,001
Taxes and licenses	45,232
Telephone expense	4,200
Travel	31,022
Utilities	8,697
Total expenses	1,107,402
Other Income	
Rental income	23,540
Net income	$ 1,004,471

See notes to financial statements.

CRI M&A Advisors, LLC
Statement of Changes in Member's Equity

Year ended December 31,		**2024**
Balance at December 31, 2023	$	115,596
Capital contributions		400,000
Distributions to member		(497,431)
Net income		1,004,471
Balance at December 31, 2024	$	1,022,636

See notes to financial statements.

Year ended December 31,		**2024**
Cash Flows from Operating Activities:		
Net income	$	1,004,471
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		4,560
Increase in accounts receivable		(25,000)
Decrease in prepaid expenses		5,679
Decrease in other receivable		5,820
Decrease in accounts payable		(1,889)
Decrease in accrued liabilities		(9,272)
Increase in deferred revenue		22,917
Increase in due to related company		171,422
Noncash rent expense		(2,100)
Net cash provided by operating activities		1,176,608
Cash Flows from Capital and Financing Activities:		
Capital contributions		400,000
Distributions to member		(497,431)
Net cash used in capital and financing activities		(97,431)
Net Change in Cash and Cash Equivalents		1,079,177
Cash and Cash Equivalents, beginning of year		117,247
Cash and Cash Equivalents, end of year	$	1,196,424

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Carr, Riggs & Ingram Capital Advisors, LLC (the "Company"), a limited liability company organized in August 2010, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company commenced operations on November 10, 2011 upon obtaining its broker-dealer registration. During 2015 the Company changed its name from Carr, Riggs & Ingram Transaction Advisors, LLC to Carr, Riggs & Ingram Capital Advisors, LLC. During 2024 the Company changed its name from Carr, Riggs & Ingram Capital Advisors, LLC to CRI M&A Advisors, LLC. The Company acts as an agent in merger and acquisition transactions as well as arranges debt and equity financing. The Company also provides general financial advisory services to corporate clients. The Company is a wholly owned subsidiary of Carr, Riggs & Ingram Capital, LLC.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Segment Reporting

The Company is engaged in a single line of business as a securities broker dealer, which is comprised of one class of service. The Company has identified its managing partner as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Banking

Investment banking revenues include fees earned from providing merger and acquisition and financial restructuring advisory services. Revenue is generally computed based upon agreed-upon percentages of the sales price for the businesses sold by the Company, and is reported as revenue earned upon consummation of the sale transaction. Revenue from consulting projects is reported when earned. Revenue from nonrefundable commitment fees, generally paid in advance and credited against the final sales transaction fee, is recognized using the straight line method over the estimated term of the contract, typically twelve months.

The following table disaggregates the Company's investment banking revenue based on the timing of revenue recognition for the year ended December 31, 2024.

Revenue earned at a point in time	$ 2,031,250
Revenue earned over time	57,083
Total	$ 2,088,333

In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities and recorded as deferred income on the accompanying statement of financial condition. As of December 31, 2024, the Company recorded deferred revenue of $22,917. The Company did not record any contract liabilities as of December 31, 2023. Amounts due from customers are recognized as accounts receivable on the accompanying statement of financial condition. As of December 31, 2024, the Company recorded accounts receivable of $25,000. The Company did not record any amounts due from customers as of December 31, 2023.

Income Taxes

The Company is a limited liability company taxed as a partnership for federal income tax purposes. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements since the taxable income or loss is included in the income tax returns of the member. As the Company is not liable for federal income tax, the Company has recorded no liability associated with uncertain tax positions. The Company files income tax returns in the US federal jurisdiction. The statute of limitations for Internal Revenue Service (IRS) examination of the Company's federal tax returns is determined by the statute governing the tax returns of its member.

The Company's policy is to record interest and penalties relating to taxes in interest expense on the financial statements. There were no significant interest or penalties related to taxes incurred as of year-end.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company maintains cash on deposit with one banking institution. At times, deposits may exceed Federal Deposit Insurance Corporation ("FDIC") coverage limits.

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Accounts Receivable

Generally, the Company requires payment from its customers upon receipt of the invoice. As of December 31, 2024, no allowance for credit losses was recorded by the Company. The Company recognizes the amount of change in the allowance for credit losses as an allowance gain or loss in operating expenses in the accompanying statement of operations. For the year ended December 31, 2024, there were no allowance gains or losses recorded by the Company. Accounts are written-off against the allowance when the Company has no reasonable expectation of recovering the receivable, either in its entirety or a portion thereof.

Management estimates the allowance for credit losses by applying historical credit loss rates to accounts receivable aging categories. Management considers historical loss information to be a reasonable basis for its estimate as the composition of accounts receivable and the risk characteristics of its customers and lending practices have not changed significantly over time. In addition, accounts are pooled by aging category as the change in risk characteristics is similar as accounts age. Management has determined that the current and reasonable and supportable forecasted economic conditions are consistent with the economic conditions included in the historical information.

Furniture and Equipment

Furniture and equipment is stated at cost. Depreciation of furniture and equipment is provided for using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance are charged to expense when incurred. Depreciation expense for the year ended December 31, 2024, was $4,560.

Concentrations

The Company is project based and generally does not have recurring sources of revenue.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets and operating lease liabilities in the accompanying statement of financial condition.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The discount rate that the Company used to determine the present value of the lease payments was 4.35%. The operating lease ROU asset also includes any lease payments made after the commencement date and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately. For certain leases, the Company accounts for the lease and non-lease components as a single lease component. Additionally, for certain equipment leases, the Company applies a portfolio approach to effectively account for the operating lease ROU assets and liabilities.

NOTE 3 – LEGAL CONTINGENCIES

The Company was not aware of or involved in any significant current or pending legal actions during the reporting period.

NOTE 4 – RELATED PARTIES

Carr, Riggs & Ingram, the indirect parent company where the members serve as principals, provides consulting, analyst and other services. As of December 31, 2024, the Company had outstanding payables totaling $173,104 due to this related party. The Company has also entered into an agreement with this related party to provide human resources-related services as a co-employer with the Company's employees. For the year ended December 31, 2024, the Company incurred $798,422 of expenses under this agreement.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2024, the Company had net capital of $979,498, which was $965,036 in excess of its required net capital of $14,462, and the Company's net capital ratio is 5 to 1.

NOTE 6 – LEASES

The Company entered into two operating leases for office space in Montgomery, Alabama that begin February 2020. Each lease has a term of five years. Total rent expense was $68,200 in 2024.

Supplemental statement of financial condition information related to leases as of December 31, 2024 was as follows:

Operating Leases:	
Operating lease right-of-use assets	$ 4,839
Operating lease liabilities	$ 6,069

As of December 31, 2024, the future minimum lease payments under the current leases are as follows:

Year Ending	Amount
2025	$ 5,849

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated all events and transactions that occurred after December 31, 2024 through the date the financial statements were available to be issued. The Company did not have any material recognizable subsequent events that required recognition or disclosure in the notes to the December 31, 2024 financial statements.

CRI M&A Advisors, LLC
Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31,		**2024**
Net Capital		
Total member's equity	$	1,022,636
Deductions and/or charges:		
Non-allowable assets:		(43,138)
Net capital	$	979,498
Aggregate Indebtedness	$	216,926
Computation of Basic Net Capital Requirements		
Minimum net capital required	$	5,000
Net capital in excess of the greater of 6 2/3% of aggregate indebtness or minimum net capital requirement		965,035
Percentage: Aggregate indebtness to net capital		22.15%
Reconciliation with Company's Computation		
Net capital, as reported in Company's Focus Report Part II, as amended	$	979,498
Net audit adjustments		-
Net capital per above	$	979,498

Requirements Under Rule 15c3-3(e)

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the rule for the period ended 12/31/24.

See notes to financial statements.

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of CRI M&A Advisors, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which CRI M&A Advisors, LLC (the "Company") stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving fixed-fee and transaction-based compensation for merger and acquisitions advisory, assessment, and analysis, as well as execution of mergers and acquisitions transactions on behalf of its clients; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to (1) receiving fixed-fee and transaction-based compensation for merger and acquisitions advisory, assessment, and analysis, as well as execution of mergers and acquisitions transactions on behalf of its clients, (2) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (3) did not carry accounts of or for customers; and (4) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

GreerWalker

Certified Public Accountants
February 27, 2025
Greenville, SC

CRI CARR RIGGS & INGRAM
Capital Advisors
A DIVISION OF
CARR, RIGGS & INGRAM CAPITAL, LLC

Carr, Riggs & Ingram Capital Advisors, LLC
7035 Halcyon Park Drive
Montgomery, AL 36117
(334) 386-5240
CRIadv.com

Exemption Report
December 31, 2024

Carr, Riggs & Ingram Capital Advisors, LLC ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving fixed-fee and transaction-based compensation for mergers and acquisitions advisory, assessment, and analysis, as well as the execution of mergers and acquisitions transactions on behalf of its clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, William H. Carr, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Name: William H. Carr
Title: Managing Partner
Date: 1/29/2025